Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of January 31, 2026, Braze, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act: Class A common stock, $0.0001 par value per share. References herein to the terms “the company,” “we,” “our” and “us” refer to Braze, Inc. and its subsidiaries.

The following description of our capital stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our amended and restated investors’ rights agreement entered into in September 2018, which are each filed as exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.2 is a part, and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws, our amended and restated investors’ rights agreement and the applicable provisions of the Delaware General Corporation Law, or the DGCL, for more information.

General

Our amended and restated certificate of incorporation provides for one class of common stock: Class A common stock. In addition, our amended and restated certificate of incorporation also authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 2,010,000,000 shares, all with a par value of $0.0001 per share, of which:

•	2,000,000,000 shares are designated Class A common stock; and
•	10,000,000 shares are designated preferred stock.
In January 2026, all of the then outstanding shares of our Class B common stock automatically converted into the same number of shares of our Class A common stock pursuant to the terms of our amended and restated certificate of incorporation. No additional shares of Class B common stock may be issued following such conversion. On January 30, 2026, we filed a certificate of retirement with the Secretary of State of the State of Delaware effecting the retirement shares of our Class B common stock that had converted into shares of our Class A common stock and reducing the number of authorized shares of Class B common stock.

Class A Common Stock Stock

Voting Rights

The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Economic Rights

Dividends and Distributions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock are entitled to any dividend or distribution of cash or property paid or distributed by the company.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of Class A common stock would be entitled to share ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock.

Change of Control Transactions. The holders of Class A common stock would be treated equally and identically with respect to shares of Class A common stock owned by them on (a) the completion of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (c) the completion of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of Class A common stock in connection with any such assets sale, merger, reorganization, consolidation or share transfer under any employment, consulting, severance or other arrangement will be disregarded for the purposes of determining whether holders of Class A common stock are treated equally and identically.

No Preemptive or Similar Rights

Our Class A common stock is not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions.

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides holders of a substantial number of shares with rights, subject to certain conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. The registration of shares of our common stock by the exercise of such registration rights would enable the holders of such shares to sell these shares without restriction under the Securities Act of 1933, as amended, or the Securities Act, when the applicable registration statement is declared effective. We will pay the registration expenses up to $50,000 in the aggregate of the shares registered pursuant to these registration rights.

Additionally, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The registration rights described above will expire upon the earliest to occur of: (a) three years after the first sale of our Class A common stock in our initial public offering; (b) the closing of a “deemed liquidation event” as defined in our amended and restated certificate of incorporation in effect immediately prior to the completion of our initial public offering; or (c) with respect to any particular stockholder, such time as such stockholder can sell all of its shares without registration under Rule 144 of the Securities Act or another similar exemption without limitation during any three-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of Class A common stock are able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for stockholder actions at a duly called meeting of stockholders. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors or our chief executive officer. Our amended and restated bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to preserve our existing control structure, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative claim or cause of action brought on our behalf; (2) any claim or cause of action asserting a breach of fiduciary duty; (3) any claim or cause of action against us arising under the DGCL; (4) any claim or cause of action arising under or seeking to interpret our amended and restated certificate of incorporation or our amended and restated bylaws; or (5) any claim or cause of action against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act.

In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America are the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit, and may be enforced by, us, our officers and directors, the underwriters to any offering giving rise to such complaint and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying such offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, there is no assurance that a court in another jurisdiction would enforce the choice of forum provision contained in our amended and restated certificate of incorporation. If a court were to find such provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm their business, operating results and financial condition. Additionally, our amended and restated certificate of incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Exchange Listing

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “BRZE.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC. The transfer agent’s address is 28 Liberty Street, Floor 53, New York, NY 10005, and its telephone number is (800) 468-9716.